Exhibit 12: Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements
(dollars in thousands) (unaudited)
	For the Three Months Ended March 31,
	2005	2004
Including Interest on Deposits
Earnings:
Income before income taxes	$34,519	$803,258
Fixed charges	405,428	371,274
Interest capitalized during period, net of amortization of previously capitalized interest	(1,287)	(4,722)
Earnings, for computation purposes	$438,660	$1,169,810

Fixed Charges and Preferred Stock Dividend Requirements:
Interest on deposits, short-term borrowings, and long-term debt and bank notes, expensed or capitalized	$404,533	$370,337
Portion of rents representative of the interest factor	895	937
Fixed charges	405,428	371,274
Preferred stock dividend requirements	5,599	5,434
Fixed charges and preferred stock dividend requirements, including interest on deposits, for computation purposes	$411,027	$376,708

Ratio of earnings to combined fixed charges and preferred stock dividend requirements, including interest on deposits	1.07	3.11

Excluding Interest on Deposits
Earnings:
Income before income taxes	$34,519	$803,258
Fixed charges	160,065	125,275
Interest capitalized during period, net of amortization of previously capitalized interest	(1,292)	(4,727)
Earnings, for computation purposes	$193,292	$923,806

Fixed Charges and Preferred Stock Dividend Requirements:
Interest on short-term borrowings and long-term debt and bank notes, expensed or capitalized	$159,170	$124,338
Portion of rents representative of the interest factor	895	937
Fixed charges	160,065	125,275
Preferred stock dividend requirements	5,599	5,434
Fixed charges and preferred stock dividend requirements, excluding interest on deposits, for computation purposes	$165,664	$130,709

Ratio of earnings to combined fixed charges and preferred stock dividend requirements, excluding interest on deposits	1.18	7.07

The ratio of earnings to combined fixed charges and preferred stock dividend requirements is computed by dividing (i) income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by (ii) fixed charges and preferred stock dividend requirements. Fixed charges consist of interest, expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative of interest. The preferred stock dividend requirements represent the pre-tax earnings which would have been required to cover such dividend requirements on the Corporation's Preferred Stock outstanding.